FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2021

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                  No         X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of mid-term notes of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on February 10, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF MID-TERM NOTES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2019 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 16 June 2020, the Company has been given a mandate to issue domestic and/or overseas debt financing instruments after relevant regulatory department approval (including but not limited to domestic debt financing instruments like corporate bonds, enterprise bonds, mid-term notes in the interbank bond markets in the domestic market, and overseas debt financing instruments like offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market) (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB70 billion or equivalent within or outside the People’s Republic of China within the period from approval obtained at 2019 annual general meeting to the conclusion of the 2020 annual general meeting.

The Company has recently completed the issue of the first tranche of the Company’s green mid-term notes (carbon neutral bonds) for 2021 (the “Mid-Term Notes”). The Mid-Term Notes are the first batch of carbon neutral bonds in the inter-bank market. The issuing amount of the Mid-Term Notes was RMB1 billion for a term of 3 years. The unit face value is RMB100 and the issuing interest rate is 3.45%.

The Bank of China Limited acted as the lead underwriter to form the underwriting syndicate for the Mid-Term Notes, which were placed through book-building and issued in the domestic interbank market. The proceeds from the Mid-Term Notes will be used to repay the early-stage loans from financial institutions for wind projects of the Company’s subsidiaries, Huaneng Rudong Baxianjiao Offshore Wind Power Co., Ltd. and Huaneng Liaoning Clean Energy Co., Ltd..

The relevant documents in respect of the Mid-Term Notes are posted on China Money and Shanghai ClearingHouse at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Mid-Term Notes do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
10 February 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  February 10, 2021